No Act P.E. 7/22/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004967

September 27, 2016

Received SEC
SEP 27 2016
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 9-27-16

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Microsoft Corporation
Incoming letter dated July 22, 2016

Dear Mr. Mueller:

This is in response to your letters dated July 22, 2016 and August 23, 2016 concerning the shareholder proposal submitted to Microsoft by James McRitchie. We also have received a letter on the proponent's behalf dated July 27, 2016 and a letter from the proponent dated August 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

September 27, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Microsoft Corporation
Incoming letter dated July 22, 2016

The proposal asks the board to amend certain provisions of its proxy access bylaw in the manner specified in the proposal.

We are unable to concur in your view that Microsoft may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that Microsoft's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

August 29, 2016

Re: Microsoft Corporation
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the August 23, 2016, letter (Supplemental Letter), supplementing a July 22, 2016 request (Letter), submitted to the Securities and Exchange Commission (SEC) on behalf of Microsoft Corporations ("Microsoft" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Background

As indicated in the previous rebuttal to Microsoft's request, dated July 27, when Staff issued the series of no-action letters on proxy access on February 12, 2016, they had apparently concluded that 3% of shares held for 3 years is 'essential' to proxy access, whereas other aspects, such as ensuring shareholders can actually form groups large enough to meet those requirements, are not 'essential' elements. That was a subjective judgment, made without consideration of substantive research, although I now see *that action may have been primarily due to a lack of arguments put forth by proponents.*

Shareholders want proxy access bylaws that can actually be *implemented*, not just sham bylaws that provide for proxy access in name only. This was readily apparent with the howls of protest that came when Staff granted *Whole Foods Market, Inc.* a no-action letter under subdivision (i)(9). Their proxy access was limited to 1 director nominee by 1 shareholder, holding at least 5% (originally 9%) of common stock in the company for 5 years (December 1, 2014).

Shareholders recognized they, in all likelihood, would never meet such conditions. Companies that had previously acknowledged the importance of granting proxy access, grabbed on to the sham proxy access bylaw idea used by Whole Foods and rapidly began submitting similar, but less obvious, counter-proposals that would reduce the likelihood of their use. That tidal wave led to the protest, the review, and subsequent Staff Legal Bulletin 14H (CF).

Revised Wording

Since Staff concluded in February that only 3% held for 3 years were essential elements (at least in the cases decided), I started including and recommending the proviso that certain conditions were "essential elements." Maybe with *Oracle Corp.* (August 11, 2016), Staff thought the words were not specific enough. Staff may have questioned, "essential elements" for what? Anticipating such a question, I modified future proposals, such as the one at Microsoft, to clarify that certain provisions are to be considered "essential elements for *substantial implementation*."

I also cited substantive research by the Council of Institutional Investors that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined." To reinforce that statement, I also added the following:

> Although the Company's board adopted a proxy access bylaw, it contains troublesome provisions that significantly impair the ability of shareholders to use it, rendering it largely unworkable. Adoption of the requested enhancement in this proposal would largely remedy that situation.

I hope these words have clarified that Staff should not consider proxy access substantially implemented under (i)(10) without these elements or similar provisions.

Company 20-Shareholder Limit Does Not Compare Favorably with Proposal Limit of None

I am glad to see the Company actually arguing the merits of their 20-shareholder limit to form a nominating group. I am also pleased the Company reminds Staff that its implementation must "compare favorably with the guidelines of the proposal," referencing *Texaco, Inc.* (Mar. 28, 1991).

This is the crux of the matter before you now. Staff is asked to determine if the 20-shareholder limit compares favorably with the limitation of none, requested by the proposal. Of course, the same applies to the other "essential elements" but for the sake of cogency and limited time to argue, I have focused on the group limitation for purposes of responding to the Letter and Supplemental Letter.

The Supplemental Letter essentially argues the groups of 20 limit "does not *prevent* the Proxy Access Bylaw from being available to and being used by the Company's shareholders." (My emphasis.) By the same logic, if we pass a law restricting home building to 10 people in America and forbid anyone else from building a home, we would not *prevent* Americans from building homes altogether. However, we sure would limit the number of homes built.

By its own admission, the Company bylaws must "compare favorably with the guidelines of the proposal." Limiting proxy access to small groups of 20, instead of groups of shareholders unlimited in number, does not compare favorably with the guidelines of the proposal.

Largest Shareholders Fallacy

The Company goes on to argue, "some experts believe institutional investors will be the most common users of proxy access... I see... the classic mutual funds of the world [using proxy access] more than the pension funds." (footnote 5)

Yes, if company bylaws continue to limit nominating groups to 20, as most have done to date, individuals and all but the largest institutional investors will be unable to meaningfully participate in making proxy access nominations, except in the rarest of circumstances. However, if Staff deny Microsoft's request for no-action, such opinions are likely to change.

The Company also argues "many of those shareholders [the largest shareholders] have voting policies under which they vote in favor of shareholder proposals that request companies to provide for proxy access." Just because these large investors have policies favoring shareholder proposals on proxy access and may even vote for proxy access candidates, does not mean they will put forth the effort to nominate proxy access candidates. Such activism would put at risk retirement services offered by large institutional investors, since many companies would not want activists administering the savings of their employees.

Of course, with the group of 20 limitation, the largest shareholders would be the "most common users" to nominate such candidates because, in most cases, they would be the *only* shareholders that *could* meet that standard. Without tying the hands of shareholder through the 20-group limit, other shareholders can be expected to form nominating groups under proxy access.

Table 1 is a list of the Top 40 shareholders of Microsoft, excluding William Gates III, as of the 6-30-2016 reporting date. Of those shareholders, FactSet Research designates only ValueAct Capital, Franklin Mutual Advisors and New York State Common Retirement Fund as "known activists." Although in theory, the Vanguard Group (which owns over 6% of the stock) could nominate proxy access candidates, it seems highly unlikely. Not only is Vanguard not known as activist, they have never even filed a proxy proposal, a governance measure that takes substantially less effort that nominating and promoting director candidates. The Company provides no evidence or argument to the contrary, assuming the group of 20 limitation is excluded.

Table 1: Top 40 Microsoft Owners (less William Gates, III)

Holder Name	Position	% O/S
The Vanguard Group, Inc.	504,208,409	6.46
Capital Research & Management Co.	319,232,342	4.09
BlackRock Fund Advisors	306,621,619	3.93
SSgA Funds Management, Inc.	303,012,230	3.88
T. Rowe Price Associates, Inc.	178,075,029	2.28
Wellington Management Co. LLP	142,958,094	1.83
Fidelity Management & Research Co.	122,065,449	1.56
Northern Trust Investments, Inc.	94,368,246	1.21
JPMorgan Investment Management, Inc.	73,386,464	0.94
Geode Capital Management LLC	69,341,809	0.89
Norges Bank Investment Management	66,502,134	0.85
PRIMECAP Management Co.	58,516,633	0.75
Government Pension Investment Fund	56,954,259	0.73
Invesco PowerShares Capital Management LLC	55,060,076	0.71
Dodge & Cox	51,487,095	0.66
TIAA-CREF Investment Management LLC	47,291,285	0.61
Columbia Management Investment Advisers LLC	41,446,444	0.53
BlackRock Investment Management (UK) Ltd.	40,460,961	0.52
ValueAct Capital Management LP	38,624,678	0.50
AllianceBernstein LP	35,367,729	0.45
Morgan Stanley Smith Barney LLC	35,142,988	0.45
Mellon Capital Management Corp.	35,009,651	0.45
Legal & General Investment Management Ltd.	34,857,630	0.45
The Bank of New York Mellon Corp.	33,266,058	0.43
Capital Research & Management Co.	32,289,018	0.41
Janus Capital Management LLC	32,150,121	0.41
Jennison Associates LLC	31,125,802	0.40
Eagle Capital Management LLC	30,451,070	0.39
Franklin Advisers, Inc.	28,773,876	0.37
Newton Investment Management Ltd.	28,589,170	0.37
BlackRock Investment Management LLC	28,253,172	0.36
Franklin Mutual Advisers LLC	28,155,797	0.36
Charles Schwab Investment Management, Inc.	26,683,054	0.34
Magellan Asset Management Ltd.	26,671,432	0.34
BlackRock Advisors LLC	26,305,308	0.34
New York State Common Retirement Fund	26,156,485	0.34
BlackRock Advisors (UK) Ltd.	25,943,270	0.33
Bank of America, NA (Private Banking)	25,924,434	0.33
Wells Fargo Advisors LLC	25,385,984	0.33
Barrow, Hanley, Mewhinney & Strauss LLC	25,085,291	0.32

In contrast, the 3 'known activists" identified by FactSet Research own a combined 1.25% of the Company's common shares. ValueAct is a hedge fund and is unlikely to agree to Company bylaw provisions which preclude nominations by shareholders who have the intent to change or influence control, or otherwise engage in proxy solicitations other than the solicitation of proxies in support of their nominees.

That leaves two activist shareholders in the Top 40 with less than 0.75% combined of total common shares. Moving further down the chain of non-hedge fund activists in order of shares held, CalPERS held 0.25%, CalSTRS held 0.21%, Calvert and Amalgamated Bank held 0.01% each. No potential group of 20 non-hedge fund activists holding 3% of Company shares exists. If we were to examine the three-year holding requirement, even the numbers cited above would likely decline.

Ronald J. Gilson and Jeffrey N. Gordon find that large investors, such as mainstream mutual funds, are focused on increasing assets under management. They are "'rationally reticent' – "willing to respond to governance proposals but not to propose them," in contrast to activist investors. See *The Agency Costs of Agency Capitalism: Activist Investors and the Revaluation of Governance Rights* on SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2206391 Large mainstream mutual funds will not be filing proxy access proposals or fielding candidates.

Most Likely to Invoke Proxy Access

Proxy Monitor, sponsored by the Manhattan Institute, tabulated proxy proposals by proponent type during the 2015 proxy season at the nation's largest 250 companies by revenues, which included Microsoft. See Figure 3 below. (The Push for Proxy Access Continues at http://www.proxymonitor.org/Forms/pmr_12.aspx. Sorry for non-sequencing tables. There is no table or figure 2 in this letter.)

Figure 3. Percentage of Shareholder Proposals by Proponent Type, Fortune 250, 2015*


<1
33
10
29
28
Corporate Gadflies
Other Individual Investors
Religious-Affiliated, Social Investing & Public Policy
Labor-Affiliated Investors
Other Institutional Investors

*218 of 250 companies had filed proxy documents by June 30, 2015.

As can be seen, most proxy proposals come from what Proxy Monitor labels "corporate gadflies" like me, from religious-affiliated, social investing and public policy groups and from labor-affiliated investors. The Top 40 investors at Microsoft include none of these shareholders. The available evidence suggests these same groups would be the most likely to spend the time and effort necessary to nominate proxy access candidates if there were no 20-member group limitation, as requested in the subject shareholder proposal.

In footnote 4 of the Supplemental Letter, the Company attempts to dismiss the idea that "allowing a large number of shareholders to aggregate their shares for purposes of forming a nominating groups is workable, given the broad solicitation that would be necessitated and the practical difficulties of coordinating such a large number of shareholders."

Although offered as an argument against amending Company bylaws to allow an unlimited number of shareholders to form a nominating group, it actually appears to reduce Microsoft's argument. If it would be so difficult, why not amend the bylaws or at least let shareholders vote on it? Given the "practical difficulties," why the objection?

The Gilbert Brothers, early "corporate gadflies," made tremendous strides on behalf of shareholders. They helped provoke the SEC into establishing our right to have proposals included in corporate proxies. (*The Transamerica Case*, by Jill E. Fisch at https://www.law.upenn.edu/cf/faculty/jfisch/workingpapers/The%20Transamerica%20 Case_Chapter%204.pdf) The Gilberts often collected the proxies of other shareholders and represented their interests at annual meetings. Bare in mind, they did so long before the Internet.

Since widespread use of the Internet, coordination of smaller shareholders is less of a problem. Moxy Vote, for example, aggregated verified shareholders and provided its own voting platform through Broadridge. See their petition to the SEC at https://www.sec.gov/rules/petitions/2012/petn4-651.pdf. The practical difficulties of coordination are not as insurmountable as bylaws limiting nominators to groups of twenty shareholders.

Prior No-Action Relief on No Group Limitation

Circling back to a prior argument under the Revised Wording section of this letter, none of the no-action decisions cited in the Company Letter or Supplemental Letter included all the clarifying language contained in the subject shareholder proposal.

As the Company itself notes, in referencing Staff Legal Bulletin 14 (July 13, 2001, at part B.5. and B.6.,

> "The company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advance by the company." Further, the Staff will "consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

The Company obliquely makes an important point with this reference. Most of the no-action decisions on proxy access proposals were decided based arguments asserted by companies without benefit of counter-arguments from proponents. Although the above referenced Bulletin clearly points out that Staff "will not consider any basis for exclusion that is not advance by the company," shareholders cannot rely on Staff to make counter-arguments on our behalf where prior precedent is scarce.

For example, proponents offered *no* rebuttal in the case of *Oracle Corp.* (Aug. 11, 2016). In the case of *NVR, Inc* (Mar. 25, 2016), although the proponent provided many counter-arguments to NVR's qualifying stock ownership threshold of 5%, they did nothing to counter NVR's arguments concerning potential use by "certain interest groups to the detriment of shareholders generally," made with regard to the 20-shareholder group limit. Therefore, when NVR amended its bylaws to lower the ownership threshold to 3%, proponents had little or nothing in way substantive arguments left standing. Similarly, Microsoft could probably obtain no-action relief in the subject case by amending its bylaws to allow shareholders of unlimited numbers to form proxy access groups.

Looking further at cases cited by the Company, at AGL Resources Inc. (Mar. 5, 2015) the proponent requested the board lower the threshold to call a special meeting from 100% to 25%. AGL Resources adopted a bylaw with the 25% threshold but added that positions had to be net-long and held for at least a year. Since the proposal was silent with regard to conditions such as net-long or the period shares must be held, the Company was free to "take the necessary steps" as requested by the shareholder proposal, using its own judgment on issues where the proposal was silent. *Windstream Holdings, Inc.* (Mar. 5, 2015) is nearly identical.

The subject case involving Microsoft is substantially different. Here, the proponent has specified that the bylaw provide that "an unrestricted number shareholders" be allowed to form nominating groups. The proposal is anything but silent on the issue of limitations on the ability of shareholders to form nominating groups.

Even going back to the precedent setting no-action letters on proxy access proposals granted on February 12, 2016, we can see the same pattern for most. In each of the following cases, the proponent offered *no* counter-arguments to those put forth by the Company:

- Alaska Air Group
- Capital One Financial Corporation
- Cognizant Technology Solutions Corporation
- The Dun & Bradstreet Corporation
- Illinois Tool Works Inc.
- Northrop Grumman Corporation
- Science Applications International Corporation
- Target Corporation
- Time Warner Inc.
- United Health Group
- The Western Union Company

It is understandable that companies can sway Staff, even if they raise poor arguments, if shareholders do not pose counter arguments when the subject is a new variety of proposal.

Conclusion

On the last page of the Supplemental Letter, the Company circles back to its main argument, which clearly misinterprets Rule 14a-8(9i)(10). Staff should grant their no-action request because its proxy access bylaw "does not make proxy access either unworkable or unavailable at the Company given its shareholder base."

However, Rule 14a-8(9i)(10) does not require such a high bar as "unavailable" or impossible. The plain language of the rule is that "the company has already substantially implemented the proposal." At the Company's own admission, referencing *Texaco* (Mar. 28, 1991), its implementation must "compare favorably with the guidelines of the proposal."

The Company has the burden of proof under Rule 14a-8(g) of substantiating that limiting shareholder groups to 20 will not impair implementation of proxy access. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group after weighing years of testimony and research in adopting now rescinded Rule 14a-11. I have already quoted from research by the Council of Instructional Investors.

The Company has provided nothing of substance to counter prior research. Their no-action request letters cite no evidence. The Company is simply trying to impose their subjective views, seeking to exclude activist shareholders from invoking proxy access.

The Company has not met the burden of proof required by Rule 14a-8(g).

Unlike previous proposals subject to no-action relief, the Proposal calls out *essential elements for substantial implementation* with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws with more burdensome requirements than those requested in the Proposal as "essential for substantial implementation" cannot be said to "substantially" implement this purpose.

Based on the facts, as stated above, the Company has not demonstrated objectively that the Company's proxy access bylaws compare favorably with the guidelines of the proposal. The SEC must therefore conclude it is unable concur that Microsoft may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

cc: John Seethholff, johnseet@microsoft.com

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

August 23, 2016

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Microsoft Corporation*
Supplemental Letter Regarding Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on July 22, 2016 on behalf of our client, Microsoft Corporation (the "Company"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from James McRitchie (the "Proponent"). In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2016 Annual Shareholders Meeting (collectively, the "2016 Proxy Materials") pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

On July 27, 2016, the Company received a letter from John Chevedden on behalf of the Proponent (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(10) because the Proponent believes that the Company's bylaw provision implementing proxy access (the "Proxy Access Bylaw") has not substantially implemented the Proposal. In addition, the Staff on July 21, 2016 responded to a no-action request by H&R Block, Inc., addressing a substantially similar proposal as the Proposal, although the Staff's response was not posted until after we had submitted the No-Action Request. *See H&R Block, Inc.* (avail. July 21, 2016).

For the reasons discussed in the No-Action Request and below, we continue to believe that the Proxy Access Bylaw substantially implements the Proposal, and therefore that the Proposal properly may be excluded under Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

The Response misinterprets Rule 14a-8(i)(10) and misconstrues precedent under Rule 14a-8(i)(10) in a number of respects.[1] Most significantly, the Response asserts that, in the context of a proposal seeking changes to existing bylaws, anything less than full implementation cannot be found to substantially implement the proposal. However, the history of Rule 14a-8(i)(10) demonstrates that the Proponent's attempts to draw formalistic lines for when a proposal is substantially implemented are inconsistent with the Rule.

As stated in the No-Action Request, since initial adoption of the predecessor to Rule 14a-8(i)(10), the Rule's purpose has been "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Consistent with this purpose, in 1982, the Commission noted that interpreting the Rule to require a company to have "fully effected" a proposal resulted in the exclusion of proposals "where the company has taken most but not all of the actions requested by the proposal." Exchange Act Release No. 19135, at § II.B.5. (Oct. 14, 1982). Because this was inconsistent with the purpose of the Rule, the Commission (not the Staff) proposed and subsequently adopted a revised interpretation to the Rule to permit the omission of proposals that had been "substantially implemented." Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). When addressing this standard in the 1983 Release, the Commission stated, "While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.* The Commission in formal rulemaking codified this interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). In *Texaco, Inc.* (avail. Mar. 28, 1991), the Staff stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."

The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent. In *General Motors Corp.* (avail. Mar.

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[1] Because the Response largely repeats arguments that the Proponent made in correspondence relating to a no-action request submitted by H&R Block, *see H&R Block, Inc.* (avail. July 21, 2016), the Response also fails to accurately address some of the precedent cited in the No-Action Request.

4, 1996), the company observed that the Staff has not required companies to implement a proposal exactly, but has concurred in exclusion of proposals in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of [the Rule] were applied too strictly, the intention of [the Rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." Consistent with this standard, the Staff has concurred that a company can substantially implement a proposal by taking actions that differ from what the shareholder proponent would prefer. *See, e.g., The Dow Chemical Co.* (avail. Mar. 18, 2014, *recon. denied* Mar. 25, 2014) (concurring in exclusion under Rule 14a-8(i)(10) and denying reconsideration where the proponent objected that the company's actions had not implemented the proposal in a manner that the proponent viewed as acceptable). In fact, in most situations where a company has sought exclusion under Rule 14a-8(i)(10), the proponent views the company as not having substantially implemented the proposal. *See, e.g., Oracle Corp.* (avail. Aug. 11, 2016) (concurring in exclusion of a proxy access proposal notwithstanding that the company's proxy access bylaw did not implement provisions that the proposal identified as "essential elements" of the proposal).[2]

In the context of the Proposal and the No-Action Request, the issue is whether the Proxy Access Bylaw substantially implements the essential objective of the Proposal because the additional changes to the Proxy Access Bylaw that the Proponent seeks constitute the type of minor variations that are inconsistent with the policy underlying Rule 14a-8(i)(10). As discussed in the No-Action Letter, the Proposal addresses five elements of proxy access: implementation via the Company's bylaws (as opposed to, for example, a corporate policy), the number of permitted proxy access nominees, aggregation by shareholders to satisfy the required ownership threshold, limitations on shareholder re-nominations, and provisions addressing the suitability of proxy access nominees. The No-Action Request addresses how the Proxy Access Bylaw fully implements three of these elements (implementation via bylaw provisions, the number of permitted access nominees, and provisions addressing the suitability of access nominees), and the Response does not substantively address those elements, so this letter supplements the discussion in the No-Action Request by further addressing the two elements that the Response focuses on.

B. Shareholder Aggregation

The Proposal requests that there be no limitation on the number of shareholders that can aggregate their shares to satisfy the ownership test for using proxy access, whereas the Proxy

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[2] All no-action precedent cited in this letter were decided under Rule 14a-8(i)(10) or its predecessor, Rule 14-8(c)(10).

Access Bylaw contains a twenty-shareholder limit on the number of shareholders that may constitute the nominating group. As discussed in the No-Action Request, based on recent data, the Company's twenty largest shareholders in the aggregate held more than 40% of the Company's common stock. Five of those twenty individually owned more than 3% of the Company's common stock, and each of the twenty owned more than 0.5% of the Company's common stock. Thus, assuming their ownership remains more or less constant, the twenty-shareholder provision (which would not limit a nominating group to only the largest shareholders) does not prevent the Proxy Access Bylaw from being available to and being used by the Company's shareholders. While the Response asserts that the Company's largest shareholders would not support a proxy access nomination, that statement is unsubstantiated speculation, particularly given the fact that many of those shareholders have voting policies under which they vote in favor of shareholder proposals that request companies to provide for proxy access.[3] Regardless, whether particular shareholders ever determine to support nominations under the Proxy Access Bylaw is not relevant for assessing whether the Proxy Access Bylaw substantially implements the Proposal. The Response also conjectures that a particular category of shareholders may not on their own satisfy the Proxy Access Bylaw's ownership requirements, but the thrust of the Proposal is to make sure that proxy access is available and workable for shareholders who own 3% of the Company's stock, not to ensure that a particular group of shareholders can utilize proxy access regardless of their stock ownership. The supporting statements to the Proposal assert that the Proposal is needed because the Proxy Access Bylaw "contains troublesome provisions that significantly impair the ability of shareholders to use it, rendering it largely unworkable" and that "[a]doption of the requested enhancement in this proposal would largely remedy that situation." However, given the Company's share ownership, the twenty-shareholder aggregation provision does not make the Proxy Access Bylaw unworkable, and thus does not prevent the Company from having substantially implemented the Proposal.[4]

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[3] A recent article on proxy access discussing this issue states, "In contrast, some experts believe institutional investors will be the most common users of proxy access. 'These are the investors who take a proactive interest in these companies and are seeking to have a greater say in the boardroom than they currently have,' says Tom Christopher, partner at Latham & Watkins in the corporate department. 'I see . . . the classic mutual funds of the world [using proxy access] more than the pension funds.'" L. Frost, *How Investors May Use Proxy Access*, Agenda (Aug. 11, 2016).

[4] While the Response contrasts the twenty-shareholder group provision to allowing an unlimited number of shareholders to form a nominating group, it is questionable whether a proxy access provision allowing a large number of shareholders to aggregate their shares for purposes of forming a nominating group is workable, given the broad solicitation that would be necessitated and the practical difficulties of coordinating such a large number of shareholders. The widespread embrace of a twenty shareholder provision among institutional shareholders and companies, as discussed in the No-Action Request, further demonstrates that this element of

In the context of a proposal requesting that a company take certain actions to ensure that workable provisions allow for proxy access, a provision addressing aggregation limits is the type of collateral issue that Rule 14a-8(i)(10) is designed to avoid.[5] The Staff previously has concurred that a company substantially implemented a proposal that, similar to the Proposal, sought amendments to an existing proxy access bylaw, notwithstanding the existence of a twenty-shareholder group aggregation provision. In *NVR, Inc. (Recon.)* (avail. Mar. 25, 2016), a shareholder requested that NVR amend its proxy access bylaw in four ways: (i) to reduce the qualifying stock ownership requirement from 5% to 3%, (ii) to eliminate the twenty-shareholder group aggregation provision (and related language), (iii) to allow shareholders to count ownership of loaned shares if the loaned shares may be recalled within five business days, instead of within three business days as provided in the company's proxy access bylaw, and (iv) to revise the requirement that nominating shareholders represent that they will continue to hold their qualifying shares for at least a year and require instead that the shareholders represent only that they intend to remain shareholders for at least a year. Although the Staff initially did not concur that NVR's proxy access bylaw substantially implemented the proposal, NVR subsequently amended its bylaw to reduce the 5% ownership requirement to 3% and to increase the permissible recall period for loaned shares from 3 business days to 5 business days. NVR did not eliminate the twenty-shareholder group aggregation provision from its bylaws (and also did not revise the requirement that nominating shareholders represent that they continued to own their qualifying shares for at least a year), and yet the Staff concurred on reconsideration that NVR had substantially implemented the proposal.

NVR is consistent with other Rule 14a-8(i)(10) precedent where reasonable conditions on the shareholders who can utilize a corporate governance provision do not bar a determination that a proposal asking for specific amendments to the provision has been substantially implemented. *See AGL Resources Inc. (Recon.)* (avail. Mar. 5, 2015) (concurring in the exclusion of a proposal requesting that the board amend its governing documents to lower the number of shares required to call a special meeting from 100% to 25%, where the board adopted a bylaw amendment providing that shareholders who have held a net long position for at least

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the Proposal is the type of provision that led the Commission to adopt the "substantial implementation" standard, and that it would be inconsistent with that regulatory objective if shareholders could avoid exclusion under Rule 14a-8(i)(10) simply by requesting variations in the nominating group size.

[5] As stated in the No-Action Request, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a twenty-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty shareholders as unduly restrictive). *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Mar. 14, 2016), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

one year in shares representing of 25% of the company's common stock could call a special meeting); *Windstream Holdings, Inc.* (avail. Mar. 5, 2015) (concurring in the exclusion of a proposal requesting that the company's governing documents be amended to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareholder meeting, where the company intended to submit for a shareholder vote at the upcoming annual meeting, an amendment to the company's certificate of incorporation and bylaws to permit shareholders who have held at least a 20% net-long position in the company's outstanding common stock for at least one year to call a special meeting).[6] In contrast, in *SBA Communications Corp.* (avail. Feb. 12, 2016), a proposal requesting certain amendments to an existing proxy access bylaw including, among other things, that the ownership threshold be set at 3%, was determined not to be substantially implemented when the company's proxy access bylaw maintained a 5% ownership threshold and did not fully implement any of the other requested elements.

NVR and the numerous precedent cited in the No-Action Request demonstrate that the Staff consistently has concurred that companies have substantially implemented proxy access shareholder proposals where the proposals specifically requested that an unlimited number of shareholders be allowed to comprise the nominating shareholder group, and the company's bylaws applied a twenty-shareholder group limit. Even in the context of a proposal requesting a few amendments to an existing proxy access bylaw, the Staff will assess which provisions substantively affect the ability to use proxy access, and which are collateral provisions, and whether a company has addressed the objectives of the specific proposal taken as a whole. Just as in *NVR*, the Proxy Access Bylaw implements a number of the specific terms requested in the Proposal. The fact that the Company has retained a twenty-shareholder aggregation provision does not prevent the Proxy Access Bylaw from fulfilling the Proposal's essential objective of ensuring that the Company's shareholders have a workable and usable proxy access bylaw.

C. *Limit on Re-nomination*

The Proposal also requests that the Company amend the Proxy Access Bylaw to eliminate a provision under which, once shareholders have used the Proxy Access Bylaw, they cannot re-nominate the same proxy access candidate for two years if that candidate failed to receive at least 25% of the votes cast for his or her election as a director. As discussed in the No-Action Request, this aspect of the Proposal is another collateral term of the type that Rule 14a-8(i)(10) is designed to avoid. The Company's provision does not disqualify any shareholder or

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[6] *See also General Dynamics Corp.* (avail. Feb. 6, 2009), *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), each of which is discussed in the No-Action Request.

members of a nominating group from using proxy access, and does not "significantly impair the ability of shareholders to use" the Proxy Access Bylaw or render it "largely unworkable."[7]

D. "Essential Elements" of the Proposal

The Proposal describes the four elements of proxy access that it addresses as "essential elements for substantial implementation" of the Proposal. As discussed above, when the Commission adopted the "substantially implemented" standard under what is now Rule 14a-8(i)(10), it eschewed a formalistic application to avoid exclusion "where the company has taken most but not all of the actions requested by the proposal." As stated in *General Motors,* Rule 14a-8(i)(10) cannot "be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For the reasons detailed in the No-Action Request and this letter, the Company's "particular policies, practices and procedures," as embodied in the Proxy Access Bylaw, "compare favorably with the guidelines of the [P]roposal,"[8] and thus substantially implement the Proposal under the well-established standards of Rule 14a-8(i)(10).

E. H&R Block

In *H&R Block, Inc.* (avail. July 21, 2016), the Staff did not concur that the company could exclude a proposal that was substantially similar to the Proposal. As stated in Staff Legal Bulletin 14 (July 13, 2001), at part B.5. and B.6., "The company has the burden of demonstrating that it is entitled to exclude a proposal, and [the Staff] will not consider any basis for exclusion that is not advanced by the company." Further, the Staff will "consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

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[7] The Response's assertion that a resubmission threshold does not apply to the Company is inapposite, since the Company's board can apply such a standard to its own nominees without the need for a bylaw amendment. Nevertheless, it is important to note that under Section 2.2 of the Company's bylaws, if a director nominated by the board failed to receive a majority of the votes cast in an uncontested election, the director is removed from the board automatically (without any need to tender a resignation and without any further action by the board) no later than ninety days after the voting results are certified.

[8] *Texaco, Inc.* (avail. Mar. 28, 1991).

In the No-Action Request and this letter, we have addressed the specific terms of the Proposal and how the Proxy Access Bylaw compares favorably to, and thus substantially implements those terms. For example, we have demonstrated that the requested change to the twenty-shareholder aggregation provision is the type of provision that Rule 14a-8(i)(10) is intended to avoid, since the provision does not make proxy access either unworkable or unavailable at the Company given its shareholder base, whereas the Proponent has merely speculated that some shareholders may not seek to utilize the provision or that certain other shareholders may not own enough shares, by themselves, to satisfy the Proxy Access Bylaw's ownership requirements. As well, we have cited precedent specifically relevant to this Proposal and the Proxy Access Bylaw. We believe that, in the context of this specific Proposal, the analysis set forth in the No-Action Request and this letter, including *NVR* and the other precedent we have cited, is more relevant than the arguments made and precedent cited in *H&R Block*. This analysis demonstrates that the Proxy Access Bylaw substantially implements the Proposal, and accordingly that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, at (425) 705-5744.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosure

cc: John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, Microsoft Corporation
John Chevedden
James McRitchie

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

July 27, 2016

Re: Microsoft Corporation
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the June 22, 2016 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Corporation ("Microsoft" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because H&R Block has failed to demonstrate substantial implementation of the 2016 proposal.

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less;

substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial prior to 1990. In 1980 Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. But the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988 Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private ordering," through shareowner proposals, was about to begin in earnest.
That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12th Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of

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company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

3 Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

4 Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors 10%"); 3M Co. (Feb. 27, 2008) (same).

implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12th contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12th, I assure you the essential purpose was not to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

2015 Proxy Access Proposal

The Company's letter focuses primarily on a no-action letters granted to companies that adopted proxy access bylaws in direct response to shareholder proposals seeking to initiate that process. Their legal counsel appears to argue that once a company has adopted proxy access it should be free to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in future proposals. However, they cite no prior no-action letters granted on such basis.

It would be a lot easier and clearer if proponents could just reference the SEC's vacated Rule 14a-11 and request boards implement proxy access as close a practical to that vacated rule, within the limitations of the existing regulatory framework. In California, all regulations must meet the "clarity" standards of the Procedure Act and they are reviewed by the Office of Administrative Law for compliance to those standards. Apparently federal regulations are too vague to be cited in proposals, even regulations that have not been vacated.

For example, on March 30, 2012 Staff issued a no-action letter on Dell, which included the following:

> There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Dell's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the

proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Dell would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). (Dell, March 30, 2012, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/jamesmcritchie033012-14a8.pdf)

If proponents cannot cite federal rules for something as simple as eligibility requirements, we certainly cannot cite a vacated Rule 14a-11 to describe the features that should be contained in proxy access bylaws. Instead, for the 2015 proxy season most proxy access advocates filed fairly generic proposals, describing little more in the way of specifics than that shareholders must hold 3% of the company's common stock for at least three years.

The primary objective last year of many shareholder advocates was to begin a tidal wave of proxy access adoptions, even flawed adoptions, to get the process rolling. Quality was not as important as quantity. At many early adopting companies I was willing to withdraw proposals even where boards limited access to 20% of the board seats.

After we knew we had significant momentum, we tried to get back to the provisions of the vacated Rule 14a-11 when negotiating with companies. However, knowing the history of no-action decisions under Rule 14a-8(i)(10) and especially after Staff granted no-action relief to General Electric, it was obvious that proposals with little specificity were vulnerable to being watered down.

In the case of General Electric, the company implemented proxy access with the same ownership threshold, holding period, and cap on shareholder nominees as requested by the proposal but added a group limit of 20 shareholders. That was consistent with prior decisions under Rule 14a-8(i)(10) because the shareholder proposal was silent on the issue of group size limits.

To remedy the situation, several of us began submitting proposals with greater specificity, including provisions to deny group caps, ensuring a minimum of two directors, and ensuring that restrictions that do not apply to other board nominees should not be imposed on shareholder nominees. This strengthened our hand in negotiations and we were able to win better terms for an agreement to withdraw.

Staff Drops a Bomb, Reinterpreting Rule 14a-8(i)(10)

The positive negotiating position that came with greater specificity of terms in proxy access proposals largely evaporated after February 12th when Staff issued no-action letters that appear to have found that the only essential provisions to initial proxy access bylaws are 3% of shares held for 3 years. Contrary to prior no-action opinions, Staff ignored the fact that shareholder proposals specified various other terms: 25% of the board, no group limitations, etc.

One Step Forward; Two Steps Back

Last year the SEC took a small step in the right direction after my appeal of a no-action decision involving Whole Foods Market, and howls of protest from more influential shareholders, led the SEC Chair White to call for a review of (i)(9) and an end to "gaming" the system. After seeking comment and suspending no-action opinions on that subdivision, Staff Legal Bulletin No. 14H (CF) was issued to clarify the exclusion under subdivision (i)(9) applied only "if a reasonable shareholder could not logically vote in favor of both proposals."

Now Staff is apparently 'protecting' shareholders from having to compare bylaws adopted by boards of directors, in response to shareholder proposals, with the terms requested by the shareholder. Would that task be too confusing for shareholders? Staff declared 'substantial implementation' of proxy access even where dramatic differences occur between what is specifically requested and what has been granted. This appears to be the same 'gaming the system' that Chair White warned against last year.

Before the suspension and clarification of (i)(9) last year, Staff had begun allowing issuers to omit shareholder proposals from the proxy and include their own, if their proposals were on the same subject. At least shareholders got to vote on the changes proposed by management.

Since SLB 14H and the February 12th no-action letters, SEC Staff has essentially announced a new game in town. Boards are now advised that when their company receives a proxy access proposal, they can simply adopt language on their own. Boards do not need approval from shareholders.

If a board adopts proxy access that allows shareholders with 3% of common stock held for three years to nominate a director, they have met their "essential" purpose. Therefore, a shareholder proposal requesting proxy access bylaws can be omitted. Since most boards do not have to put bylaws up to a vote by shareholders, any remnant of direct democracy is eliminated. Gaming the system has become even easier after February 12th than it was before SLB 14H.

If Chair White were to suspend no-action opinions based on Rule 14a-8(i)(10) and call for a review of the history of that subdivision, Staff would find a very similar situation to what they found in investigating the evolution of how (i)(9) was interpreted. Starting out narrowly, Staff gradually widened the exemption far beyond its original intent. J. Robert Brown, a former member of the SEC's Investor Advisory Committee, has already done much of this review in his Comment Letter on Rule 14a-8(I)(10), Securities & Exchange Commission, June 18, 2015 (June 18, 2015). See U Denver Legal Studies Research Paper No. 15-26, available at SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2620417.

The Way Forward Without Gaming the System

There is an easy remedy to restore some semblance of accountability to shareholders. Go back to Staff's interpretation of Rule 14a-8(i)(10) as it existed before February 12th.

No-action letters "reflect only informal views" and are do not set precedent. Included with some no-action letters is the following statement: "SEC staff reserves the right to change the positions reflected in prior no-action letters."

However, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since it requests changes to existing bylaws, not adoption of initial proxy access bylaws.

The circumstances and arguments of Microsoft are very similar to those of H&R Block, which was denied no-action relief in a letter dated July 21, 2016.

> Based on the information presented, we are unable to conclude that H&R Block's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

"Substantially Implemented" the Proposal

According to the Company letter,

> the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal... The Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on August 7, 2015.

James McRitchie was well aware of the Company's proxy access bylaws when I filed his Proposal on June 20, 2016, seeking revisions to those bylaws. With regard to the applicability of Rule14a-8(i)(10), Staff must assess if the 2016 Proposal has been substantially implemented.

I will focus on only two essential elements below but similar arguments could be made for others.

Shareholder Aggregation

Here the Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, "is a widely embraced standard among companies that have adopted proxy access." However, Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen a popular alternative.

However, no-action "relief" in this case is not predicated on whether or not companies can restrict shareholder nominating groups to twenty members but on whether of not a proposal to revise such existing restrictions can be excluded from the proxy because removing the cap would have insubstantial consequences.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

The Company argues that its twenty largest shareholders held more than 40% of the Company's stock. However, most of those shareholders have never even filed a shareholder proposal. It is preposterous to think they would go through the trouble to nominate proxy access candidates, which would take much more effort.

Is twenty dollars substantially the same as an unlimited number of dollars? Of course it is not. Similarly, limiting the number of nominating shareholders is not substantially the same as allowing an unlimited number of shareholders to aggregate their shares.

The Company provides no substantive evidence that a standard limiting nominating groups meets the essential purpose of the Proposal, which is to allow shareholders to combine together in groups of unlimited number to achieve the required holdings.

The Company has not met the burden of proof required by Rule 14a-8(g).

Limit on Re-nomination

The Company bylaws place restrictions on the re-nomination of shareholder nominees based on the percentage of total votes cast. The Proposal requests the removal of those restrictions. According to CII (Proxy Access: Best Practices, August 2015):

> CII believes that since resubmission requirements aren't applicable to management's candidates, they shouldn't apply to candidates suggested by shareowners.

When drafting the now vacated Rule 14a-11, the SEC considered, but rejected, imposing such restrictions. The SEC did not believe it was necessary or appropriate to include a limitation on the use of proxy access by nominating shareowners or groups that have previously used proxy access. The SEC also found that such a limitation would not facilitate shareowners' traditional state law rights and would add unnecessary complexity.

The Company provides no evidence that a standard limiting the re-nomination of shareholder nominees meets an essential purpose of the Proposal, which is to facilitate re-nomination of shareholder nominees without requiring them to meet specified voting thresholds.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

The series of no-action letters issued by Staff on February 12 and subsequently are anomalous in their prior interpretation of what constitutes substantial implementation and what constitutes the essential elements of my proxy access template. The essential elements of a proposal are the specifications called out in the proposal, just as they would be in a contract.

If I am building a house and specify in the contract that the furnace must meet an annual fuel-utilization-efficiency (AFUE) rating of 95% but the contractor installs one with an 80% AFUE rating, they have not met the essential terms of the contract. Based on the anomalous no-action letters of February 12th, if Staff were issuing an informal opinion on substantial implementation, they would apparently argue the quality of the furnace does not matter. They arbitrarily deem only a roof and walls to be essential elements of a house.

Under Rule 14a-8(i)(10) boards are free to adopt elements that do not conflict with those requested in a shareholder proposal. If a proposal specifies a range, boards can select a percentage at the high end. Unless specified, boards can round down to the nearest whole number instead of rounding up to arrive the appropriate number of shareholder nominees for a specified percentage of the board. However, boards should not be entitled under Rule 14a-8(i)(10) to round an infinite number of shareholders forming a group down to 20. That is not substantial implementation.

The anomalous no-action letters issued on February 12 and subsequently provide no evidence why 3% of shares is considered an essential element to proxy access but having no cap on the number allowed to form a group is not. There is a world of difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. One set of bylaws can actually be implemented; the other cannot. Proxy access bylaws that cannot be implemented serve no purpose other than to provide an illusion.

Although I hope Staff will change the position reflected in prior no-action letters of what constitutes the essential elements of proxy access, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since it requests changes to existing bylaws, not adoption of initial proxy access bylaws. The no-action letters cited in the Company letter reference proposals seeking initial adoption of proxy access bylaws. In contrast, the 2016 Proposal seeks revisions to existing proxy access bylaws, similar to the no-action letter denied H&R Block.

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2016 Proposal recommends changes in four substantive areas with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, Microsoft has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Microsoft may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

John Chevedden

cc: James McRitchie
John Seethhoff, johnseet@microsoft.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

July 22, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Microsoft Corporation*
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934 ("Exchange Act") —Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Microsoft Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Shareholders Meeting (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt "an enhancement package" of certain amendments to its existing proxy access bylaw. *See* Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Specifically, on August 7, 2015, prior to receiving the Proposal, the Board adopted amendments to the Company's Bylaws (the "Bylaws") implementing proxy access (the "Proxy Access Bylaw"). The Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on August 7, 2015. *See* Exhibit B.

As discussed below, the Proxy Access Bylaw compares favorably with and substantially implements the Proposal. Even though the Proposal is more narrowly focused on specific aspects of proxy access than those considered in the Staff's precedent for adoption of proxy access, the Proxy Access Bylaw nevertheless satisfies the "substantial implementation" standard because it achieves the Proposal's essential purpose. Given the complexity of proxy access, the Staff's failure to concur in our view that the Proposal may be excluded would result in endless nitpicking over collateral aspects of bylaws and involve impossible line-drawing. Indeed, allowing shareholders to tweak the endless variations of lengthy proxy access provisions would be counter to the "substantial implementation" standard at the heart of Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy in minor respects. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholder to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Due to the range of issues that need to be considered in the context of proposals requesting corporate governance changes that require bylaw amendments, the "substantially implemented" standard of Rule 14a-8(i)(10) (as opposed to the former, "fully effected" standard) provides a reasonable and rational means to achieve Rule 14a-8(i)(10)'s objective. Thus, companies that have substantially implemented a shareholder proposal through a bylaw amendment typically have addressed collateral issues that the shareholder proposal either does not address or that the shareholder proposal addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (avail. February 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10%

ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board" be included in the bylaws and/or charter. In that case, General Dynamic planned to adopt a special meeting bylaw that included (i) an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing shareholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting.

B. The Board's Adoption of the Proxy Access Bylaw Substantially Implements the Proposal

Proxy access is a complex issue. Because proxy access creates an entirely new right that implicates the interaction of state law nomination processes, Commission proxy rules, the intricacies of the beneficial ownership and proxy voting processes, and corporate governance considerations, bylaws implementing proxy access must address numerous substantive and procedural issues. This complexity was reflected in the text of the Commission's proxy access rule, Rule 14a-11 under the Exchange Act, which was 6,374 words long, counting "instructions" included in the rule but not counting the length of Schedule 14N or other rules that were adopted or amended at the same time that Rule 14a-11 was adopted. The Company's Proxy Access Bylaw is shorter than Rule 14a-11, at 3,197 words long, not counting conforming changes made to the Bylaws to cross-reference or accommodate the Proxy Access Bylaw. From these extensive terms, the Proposal has identified five matters to address. As discussed below, the terms of the Company's Proxy Access Bylaw "compare favorably with the guidelines of" the Proposal on each of these matters, and therefore substantially implement the Proposal within the meaning of established precedent under Rule 14a-8(i)(10).

- **#1—Adoption Of Proxy Access Enhancement Package:**
  The "resolved" clause of the Proposal requests that the Board adopt "an enhancement package of its Proxy Access for Director Nominations bylaw" and present it for shareholder approval. As discussed above, on August 7, 2015, before receiving the Proposal, the Board adopted the Proxy Access Bylaw, set forth at Section 1.14 of the Bylaws. *See* Exhibit B, beginning at page 5. Although the Proposal requests that the bylaw be put to a shareholder

vote, Washington law and the Company's Amended and Restated Articles of Incorporation do not require bylaw amendments to be approved by shareholders.

It is well established that a company may satisfy Rule 14a-8(i)(10)'s standard by implementing a proposal through a process different than the one requested in the proposal. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board recently had adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); and *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). Thus, the fact that the Company adopted the Proxy Access Bylaw before receiving the Proposal and did not submit the Proxy Access Bylaw to a vote of shareholders does not prevent the Company from having satisfied Rule 14a-8(i)(10).

- **#2—Number Of Nominees:**
  The Proposal requests that "[t]he number of shareholder-nominated candidates eligible to appear in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

  This provision is implemented in Section 1.14(k) of the Bylaws, which provides that the number of shareholder-nominated candidates cannot exceed the greater of (i) two or (ii) 20% of the number of directors in office, and sets forth standard provisions for how to count the number of permitted nominees. *See* Exhibit B, page 9. As requested by the Proposal, under the Proxy Access Bylaw, the number of shareholder-nominated candidates appearing in the Company's proxy materials "should not exceed" one quarter of the directors then serving or two, whichever is greater. Thus, the Proxy Access Bylaw fully implements this term of the Proposal because the number of proxy access nominees allowed under the Proxy Access Bylaw does not exceed the number specified in the Proposal.

- **#3—Shareholder Aggregation:**
  The Proposal requests an amendment providing for "[n]o limitation on the number of shareholders that can aggregate their shares to achieve the 3% 'Required Shares,' outstanding

shares of the Company entitled to vote in the election of directors." The Proposal further states, "Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors."

We believe that the Company's Proxy Access Bylaw, which places a twenty-shareholder limit on the size of a nominating group, achieves the essential purpose of the Proposal by ensuring that shareholders are able to use the proxy access right effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access. *See* Exhibit B, page 5.

This provision was specifically addressed in numerous proxy access proposal no-action letters that have already been considered and favorably decided by the Staff. Specifically, throughout this year, the Staff has considered requests under Rule 14a-8(i)(10) to exclude proxy access shareholder proposals as substantially implemented, where companies had adopted proxy access with a twenty shareholder nominating group limitation, and the proposals specifically requested proxy access for "a shareholder or an unrestricted number of shareholders forming a group." In numerous cases, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective," notwithstanding that the company's proxy access bylaw contained a twenty shareholder group aggregation provision. *See, e.g., Cardinal Health, Inc.* (avail. July 20, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *Time Warner Inc.* (avail. Feb. 12, 2016).

We believe the same conclusion applies here. Just as in the foregoing proposals, the Proposal requests that the Company allow an unlimited number of shareholders to form a nominating group for purposes of utilizing proxy access, and the Company has addressed this request by providing that up to twenty shareholders may form a nominating group for purposes of utilizing proxy access. It would be incongruous under the facts to treat a twenty shareholder group provision as failing to fulfill the Proposal's essential objective, when identical twenty shareholder group provisions previously were found by the Staff to implement the essential elements of proposals that likewise specifically requested that proxy access be available to an "unrestricted number of shareholders forming a group." Once a sufficient number of shareholders are permitted to aggregate their shares for purposes of forming a nominating group, it would be contrary to the regulatory objective that led the Commission to adopt the "substantial implementation" standard if shareholders could avoid exclusion under Rule 14a-8(i)(10) simply by requesting variations in the nominating group size (to twenty-five, one hundred or one thousand shareholders, instead of twenty).

Moreover, under the facts here, the variation between the size of the nominating group requested in the Proposal and that allowed under the Proxy Access Bylaw does not conflict with the essential objectives of the Proposal. The Proponent has cited a study by the Council of Institutional Investors ("CII") reporting that, at most of the companies it studied, the holdings of the 20 largest pension plans would not be sufficient to meet the 3% ownership threshold. However, as of March 30, 2016, the Company's twenty largest shareholders in the aggregate held more than 40% of the Company's common stock. Thus, the twenty-shareholder provision (which would not limit a nominating group to only the largest shareholders) does not prevent the Proxy Access Bylaw from being available to and used by the Company's shareholders.

Finally, a twenty-shareholder nominating group is a widely embraced standard among companies that have adopted proxy access, and is reasonably designed to ensure the availability of proxy access without creating an overly complex process. Specifically, of the 253 companies that announced the adoption of proxy access bylaws from 2013 through July 7, 2016, all but ten have imposed a limit on the size of the nominating shareholder group. 217 of the companies with a limit on the size of the nominating group (representing more than 89% of the companies with this type of provision) have adopted a twenty-shareholder standard, twelve have adopted a lower limit, and eleven have adopted a higher limit. As well, T. Rowe Price Group, Inc., State Street Corporation, and Blackrock, Inc., the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a twenty-shareholder provision. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a twenty-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty shareholders as unduly restrictive).[1]

As demonstrated above, the twenty shareholder limitation on a nominating group is not a provision that impairs the ability of shareholders to use proxy access or renders it unworkable, and thus is consistent with the essential objective of the Proposal of ensuring the availability of proxy access. Accordingly, we believe that in this respect the Company's Proxy Access Bylaw compares favorably with the Proposal.

---

[1] *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Mar. 14, 2016), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

- **#4—No Limit On Shareholder Re-Nominations:**
  The Proposal requests an amendment providing for "[n]o limitation on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity."

  This provision of the Proposal may be referencing the provision in Section 1.14(*l*) of the Proxy Access Bylaw under which an individual cannot qualify as a proxy access candidate if the individual was nominated as a proxy access candidate within the prior two years and did not receive a specified percentage of shareholder votes. *See* Exhibit B, page 9. This provision is consistent with the essential objective of providing shareholders the ability to use proxy access. It operates solely to limit the qualification of a particular individual as a proxy access nominee and applies only once that individual has already served as a proxy access candidate and failed to obtain the specified level of votes, comparable to the operation of the resubmission threshold of Rule 14a-8(i)(12). The Company's provision is designed to prevent shareholders from abusing the proxy access process, putting the Company and other shareholders to the expense and effort of responding to proxy access, after that process has already been used once with a particular candidate and shareholders at large did not embrace the candidate. The Company's provision does not disqualify any shareholder or members of a nominating group from using proxy access, and therefore does not interfere with state law nomination rights and does not introduce complexity to the nominating process. Thus, as with other terms addressed in the Proposal, this provision does not result in the Proxy Access Bylaw being "unworkable." Moreover, given that the Company's provision would operate only after proxy access has been utilized and a candidate has failed to garner sufficient votes, we believe that this aspect of the Proposal addresses the type of collateral issue the "substantial implementation" standard under Rule 14a-8(i)(10) is designed to avoid.

- **#5—Deference To Shareholders On Suitability Of Shareholder Nominees:**
  The Proposal states, "To the extent possible, the Board should defer decisions about the suitability of shareholder nominees to the vote of shareholders."

  The availability of proxy access under the Proxy Access Bylaw is not dependent on the Board's views as to the suitability of a shareholder nominee, and thus the Proxy Access Bylaw defers that decision to the vote of shareholders. Section 1.14(j)(iii) of the Bylaws contains qualification standards that a proxy access nominee must satisfy. *See* Exhibit B, page 9. These eligibility standards (independent under regulatory standards, not an officer or director of a competitor for Clayton Act purposes, and not a named or convicted criminal) do not hinge on Board determinations of suitability.

Similarly, the provisions in Section 1.15 of the Bylaws, which apply to any shareholder nominee (whether nominated under the Proxy Access Bylaw or in a contest) do not reflect a Board judgment on the suitability of a proxy access nominee, but instead only require disclosure of voting and compensation arrangements that a nominee may have with parties other than the Company. This allows shareholders, not the Board, to assess whether such arrangements affect the suitability of the nominee. In this respect, the Company's Proxy Access Bylaw is consistent with the standards supported by CII in the report that is cited in the Proposal.[2] In that report, CII states, "To the extent possible, companies should defer decisions about the suitability of candidates to shareowner votes. More specifically, we believe limiting the pool of eligible board candidates by excluding those who receive candidacy fees would be an unduly onerous requirement. We, however, would support requiring additional disclosure about compensation arrangements with parties other than the corporation." Thus, the Proxy Access Bylaw is consistent with this term of the Proposal.

In the context of complex bylaw amendments to implement corporate governance reforms, the Staff consistently has concurred that companies have substantially implemented a proposal even when the companies have placed additional conditions or procedures that restrict the rights requested under the proposal. *See supra, Chevron Corp.* (avail. Feb. 19, 2008); *Citigroup Inc.* (avail. Feb. 12, 2008). In particular, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a special meeting proposal, stating that the special meeting provisions should have no "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board," where the company had adopted a special meeting right that did impose notice and other requirements not applicable to a board-called special meeting. Here, as with the bylaws considered in *General Dynamics*, *Chevron*, and *Citigroup Inc.*, the language in the Proposal and the Bylaw terms adopted by the Board do not restrict the availability of proxy access to the Company's shareholders.

As discussed above, proxy access is a complex issue that involves many considerations. The Board adopted the foregoing terms, together with other terms not addressed in the Proposal, because it believes that they advance the goal of ensuring that proxy access is available for long-term shareholders and are consistent with prevailing corporate governance standards. These provisions do not prevent the proxy access procedures included in the Bylaws from "compar[ing] favorably with the guidelines of" the Proposal. Thus, the Proxy Access Bylaw achieves the essential objective of the Proposal, which is ensuring that the terms adopted by the Board do not impair the ability of shareholders to use proxy access to such a degree as to make it unworkable.

---

[2] Council of Institutional Investors, Proxy Access: Best Practices (Aug. 2015) available at http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf

The variations between the Proxy Access Bylaw and the terms addressed in the Proposal thus differ significantly from those considered by the Staff in *KSW, Inc.* (avail. Mar. 7, 2012). There, the Staff did not concur with exclusion of a proposal requesting that proxy access be available for a group of shareholders that had held at least 2% of the company's stock for three years. KSW had adopted a bylaw under which proxy access would be available only to a single shareholder who had held 5% of the company's stock for at least one year. In concluding that KSW had not substantially implemented the proposal for purposes of Rule 14a-8(i)(10), the Staff stated that "[g]iven the differences between KSW's bylaw and the proposal, *including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials*," it was unable to concur that the bylaw adopted by KSW substantially implemented the proposal (emphasis added). *See also Flowserve Corp.* (avail. Feb. 12, 2016); *NVR, Inc.* (avail. Feb. 12, 2016); *SBA Communications Corp.* (avail. Feb. 12, 2016) (each denying exclusion under Rule 14a-8(i)(10) where a proposal requested proxy access for shareholders owning at least 3% of a company's stock but the company's proxy access provision established a 5% ownership requirement).

Viewed as a whole, the Proxy Access Bylaw adopted by the Company compares favorably to the terms for proxy access set forth in the Proposal, and the Company's Bylaws achieve the Proposal's objective of avoiding terms that impair the ability of shareholders to use proxy access or render proxy access unworkable. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations in terms from those addressed in a proposal do not prevent a company from substantially implementing a proposal.

CONCLUSION

Based upon the foregoing analysis, we are of the view that by adopting the Proxy Access Bylaw, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal. We further believe that failure to concur in exclusion of the Proposal will result in widespread shareholder nitpicking of specific proxy access provisions, which would be counter to Rule 14a-8(i)(10)'s substantial implementation standard. Therefore, the Proposal is excludable under Rule 14a-8(i)(10), and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, at (425) 705-5744.

Sincerely,

Ronald O. Mueller

Enclosure

cc: John Seethoff, Vice President, Deputy General Counsel and Corporate Secretary, Microsoft Corporation
John Chevedden
James McRitchie

GIBSON DUNN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Seethoff
VP and Deputy General Counsel
Corporate Secretary
Microsoft Corporation (MSFT)
One Microsoft Way
Redmond WA 98052
Phone: 425 882-8080
Email: johnseet@microsoft.com
askboard@microsoft.com
Fax: 425 706-7329

June 19, 2016

Dear Corporate Secretary,

I am pleased to be a long-term shareholder in the Microsoft Corporation and appreciate the leadership our company has shown on numerous issues. Our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

The attached shareholder proposal is submitted for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. I pledge to continue to hold the required stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended for definitive proxy publication.

This letter confirms I am delegating John Chevedden and/or his designee to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

James McRitchie — June 19, 2016

Date

cc: Peter Kraus Peter.Kraus@microsoft.com
John Chevedden

[MSFT – Rule 14a-8 Proposal, June 20, 2016]
Proposal [4*] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders of Microsoft (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, an enhancement package of its Proxy Access for Director Nominations bylaw, with *essential elements* for *substantial implementation* as follows:

1. The number of shareholder-nominated candidates eligible to appear in proxy materials should not exceed *one quarter of the directors then serving or two, whichever is greater*. Expansion of the current number of director positions could substantially dilute the influence of shareholders under the Company's current proxy access provisions.
2. *No limitation on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares,"* outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of the companies examined by the Council of Institutional Investors.
3. *No limitation on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election*. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.
4. To the extent possible, the Board should defer decisions about the suitability of shareholder nominees to the vote of shareholders.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms. *Proxy Access: Best Practices* (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaw or charter amendments.

Although the Company's board adopted a proxy access bylaw, it contains troublesome provisions that significantly impair the ability of shareholders to use it, rendering it largely unworkable. Adoption of the requested enhancement in this proposal would largely remedy that situation.

Increase shareholder value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

Notes:

James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.

TD Ameritrade

MSFT

Post-it® Fax Note 7671	Date 6-29-16	# of pages ▶
To John Seethoff	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 425-706-7329	Fax #	

06/21/2016

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie held, and had held continuously for at least thirteen months, 100 shares of Microsoft Corp (MSFT) common stock in the account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearing-house number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

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Omaha, NE 68154

www.tdameritrade.com

EXHIBIT B

EX-3.2 2 d92463dex32.htm EX-3.2

Exhibit 3.2

BYLAWS
OF
MICROSOFT CORPORATION

ARTICLE I

Shareholders

1.1 Annual Meeting. The annual meeting of the shareholders of the Corporation for the election of directors and for the transaction of such other business as properly may be submitted to such annual meeting, shall be held at the hour and on the date designated by the Board of Directors ("**Board**") or an authorized committee of the Board.

1.2 Special Meetings. Special meetings of the shareholders of the Corporation, for any purpose or purposes, may be called by the Board, an authorized committee of the Board, or one or more shareholders to the extent permitted by the Articles of Incorporation. To be in proper form, a request for a special meeting of shareholders submitted by one or more shareholders must:

(a) be in writing and be delivered in person or by registered mail to the secretary of the Corporation;

(b) specify in reasonable detail the purpose(s) of and the business proposed to be conducted at the special meeting;

(c) suggest a date for the special meeting, which date shall be no fewer than thirty (30) and no more than ninety (90) days from the date on which the request is delivered to the secretary of the Corporation; and

(d) contain the information required for business to properly be brought by a shareholder before the annual meeting of shareholders as set forth in Section 1.13 of these Bylaws and reasonable evidence the requesting shareholder or shareholders 'owns' the requisite number of shares of the Corporation as defined in Section 1.14(c) of these Bylaws.

If the Board determines a shareholder request for a special meeting complies with the Articles of Incorporation and the provisions of these Bylaws, the Board shall call and send notice of a special meeting for the purpose set forth in such request within 30 days of receipt of the request. The Board shall determine the date for such special meeting and the record date for shareholders entitled to notice of and to vote at such meeting. Business transacted at a special meeting requested by shareholders shall be limited to the purpose(s) stated in the request, unless the Board submits additional matters to shareholders at any special meeting requested by shareholders.

In making the decision to call a special meeting in response to shareholder requests, the Board shall have discretion as to the call and purposes of a meeting and may refuse to call a meeting (a) if the meeting request relates to an item of business that is not a proper subject for shareholder action under applicable law, or (b) for a purpose identical or similar to a purpose for which a previous special meeting was held in the previous 120 days or an annual meeting to be held within 120 days of the date the shareholder request is made.

1.3 Business at Annual and Special Meetings. No business (including any director nomination) may be presented and transacted at an annual or special meeting of shareholders other than business that is:

(a) specified in a notice of meeting given by or at the direction of the Board or an authorized committee of the Board,

(b) otherwise brought at the meeting by or at the direction of the Board or an authorized committee of the Board,

(c) specified in a notice of meeting stated in a shareholder special meeting request pursuant to Section 1.2 of these Bylaws, or

(d) otherwise brought at an annual meeting by a shareholder who:

(i) holds of record stock of the Corporation entitled to vote at the meeting on such business; and

(ii) complies with the notice procedures set forth in Section 1.13 and, if applicable, Section 1.14.

Clauses (c) and (d) of this Section 1.3 shall be the exclusive means for a shareholder to present director nominations or other business at a meeting of shareholders (other than proposals brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and included in the Corporation's notice of meeting, which proposals are not governed by these Bylaws).

1.4 Place of Meetings. Meetings of shareholders shall be held at such place within or outside the State of Washington as determined by the Board, or an authorized committee of the Board, pursuant to proper notice.

1.5 Notice. The Corporation shall give written or electronic notice of each shareholders' meeting stating the date, time, and place and, for a special meeting, the purpose(s) for which the meeting is called, not less than ten (10) (unless a greater period of notice is required by law in a particular case) nor more than sixty (60) days prior to the date of the meeting, to each shareholder of record, to the shareholder's address as it appears on the current record of shareholders of the Corporation.

1.6 Quorum of Shareholders. At any meeting of the shareholders, a majority in interest of all the shares entitled to vote on a matter, represented by shareholders of record in person or by proxy, shall constitute a quorum of that voting group for action on that matter.

Once a share is represented at a meeting, other than to object to holding the meeting or transacting business, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment to a new date, time, or place unless a new record date is or must be set for the adjourned meeting.

If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which by express provision of the Washington Business Corporation Act, as amended ("**WBCA**"), or of the Articles of Incorporation or of these Bylaws a different vote is required.

1.7 Adjournment. A majority of the shares represented at the meeting, even if less than a quorum, may adjourn the meeting from time to time. At a reconvened meeting at which a quorum is present any business may be transacted at the meeting as may have been brought at the adjourned meeting in accordance with Section 1.3. If a meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if a new date, time, or place is announced at the meeting before adjournment; however, if the WBCA requires that a new record date for the adjourned meeting must be fixed, then notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

1.8 Record Date and Transfer Books. For the purpose of determining shareholders who are entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board may fix in advance a record date for any such determination of shareholders, which date shall not be more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

If no record date is fixed for such purposes, the date on which notice of the meeting is given or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, that determination shall apply to any adjournment of the meeting, unless the Board fixes a new record date, which it must do if the meeting is adjourned more than one hundred twenty (120) days after the date is fixed for the original meeting.

1.9 Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make at least ten (10) days before each meeting of shareholders a complete record of the shareholders entitled to vote at the meeting or any adjournment thereof, arranged by any applicable voting groups and in alphabetical order, with the address of and the number of shares held by each shareholder. The record of shareholders shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder or any shareholder's agent during the whole time of the meeting.

1.10 Proxies. Shareholders of record may vote at any meeting either in person or by proxy. A shareholder may appoint a proxy to vote for the shareholder by submitting (a) an appointment form signed by the shareholder or the shareholder's attorney-in-fact, or (b) an electronic transmission sent in accordance with the provisions for electronic notice under Section 3.3. An appointment of proxy is effective when an appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the Corporation. The proxy has the same power to vote as that possessed by the shareholder, unless the appointment form or electronic transmission contains an express limitation on the power to vote or direction as to how to vote the shares on a particular matter, in which event the Corporation must tabulate the votes in a manner consistent with that limitation or direction. An appointment of proxy is valid for eleven (11) months unless a longer period is expressly provided in the appointment form or electronic transmission.

1.11 Organization of Meeting. The officer designated by the Chief Executive Officer (or in the absence of a designation by the Chief Executive Officer, any other officer designated by the Board) may call any meeting of shareholders to order and shall be the Chairman of the meeting. The Secretary of the Corporation, if present at any meeting of its shareholders, shall act as the Secretary of the meeting. If the Secretary is absent from any meeting of shareholders, the Chairman of the meeting may appoint a Secretary for the meeting.

1.12 Order of Business. The Chairman of a meeting of shareholders, determined in accordance with Section 1.11, shall have discretion to establish the order of business for the meeting subject to any specific order established by the Board.

1.13 Notice of Shareholder Business to be Conducted at an Annual Meeting of Shareholders. In order for a shareholder to properly bring any item of business at an annual meeting of shareholders (the "**Current Year Meeting**"), the shareholder must give timely notice thereof in writing to the Secretary of the Corporation in compliance with the requirements of this Section 1.13 and, if applicable, Section 1.14. This Section 1.13 shall constitute an "**advance notice provision**" for annual meetings for purposes of Rule 14a-4(c)(1) under the Exchange Act.

(a) To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the Current Year Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of the Current Year Meeting and not later than the close of business on the later of the 90th day prior to the date of the Current Year Meeting or, if the first public announcement of the date of the Current Year Meeting is less than 100 days prior to the date of the Current Year Meeting, the 10th day following the day on which public announcement of the date of the Current Year Meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(b) To be in proper form, whether for a nominee for election to the Board or other business, a shareholder's notice to the Secretary must set forth the shareholder's name and address as they appear on the Corporation's books and the class or series and number of shares of the Corporation that are owned of record by such shareholder and:

(i) Set forth, as to the shareholder or, if the shareholder is acting on behalf of a beneficial owner, as to the beneficial owner on whose behalf the nomination or proposal is made (such shareholder or beneficial owner, a "**Holder**") and if the Holder is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "control person"), the following information together with a representation as to the accuracy of the information:

(A) the name and address of the Holder and of each control person,

(B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and/or of record by the Holder and by any control person,

(C) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder's notice by, or on behalf of, such Holder or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation's stock, or maintain, increase or decrease the voting power of the Holder or control person with respect to shares of the Corporation (any such agreement, arrangement or understanding, a "**Derivative Instrument**"),

(D) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such Holder or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable),

(E) a description of the terms of and number of shares subject to any short interest in any security of the Corporation in which the Holder or any control person has an interest (for purposes of these Bylaws a person shall have a short interest in a security if the Holder directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security),

(F) a description of any proportionate interest in shares of the Corporation or any Derivative Instrument held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder or any control person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity,

(G) a description of the terms of and number of shares subject to any performance-related fees (other than an asset-based fee) that the Holder or any control person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any,

(H) a description of the terms of and number of shares subject to any arrangements, rights, or other interests described in Sections 1.13(b)(i)(C)-(G) held by members of such Holder's or control person's immediate family sharing the same household,

(I) any other information relating to the Holder or control person or any person who would be considered a participant in a solicitation with such Holder or control person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder, and

(J) any other information as reasonably requested by the Corporation.

All of the information described in this Section 1.13(b)(i) shall be provided as of the date of the notice and shall be provided as of the record date for the meeting via a supplemental statement by the Holder delivered to the Corporation not later than 10 days after the record date.

(ii) If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring at the meeting, the notice must set forth:

(A) a brief description of the business desired to be brought at the meeting, including the text of any proposal to be presented for a vote at the meeting, the reasons for conducting such business at the meeting, and any material interest of the Holder in such business, and

(B) a description of all agreements, arrangements and understandings, direct and indirect, between the Holder, and any other person or persons (including their names) in connection with the proposal of such business by the Holder.

(iii) Set forth, as to each person, if any, whom the Holder proposes to nominate for election or reelection to the Board:

(A) all information relating to each nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (including the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and

(B) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Holder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and each proposed nominee's respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder making the nomination or on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant.

(iv) A representation that the Holder intends to vote or cause to be voted its stock at the meeting and intends to appear in person or by a representative at the meeting to nominate the person or propose the business specified in the notice.

(v) With respect to each nominee for election or reelection to the Board, the Holder shall include a completed and signed questionnaire, representation, and agreement required by Section 1.15. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of the proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of the nominee.

(c) Notwithstanding anything in Section 1.13(a) to the contrary, if the number of directors to be elected to the Board is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which the public announcement naming all nominees or specifying the size of the increased Board is first made by the Corporation.

(d) For purposes of these Bylaws, "**public announcement**" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act and the rules and regulations thereunder.

(e) Only those persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors. Only such business shall be conducted at a meeting of shareholders as shall have been brought at the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought at the meeting was made or proposed, as the case may be, in compliance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such proposal or nomination shall be disregarded.

(f) Notwithstanding the foregoing provisions of these Bylaws, the Holder also shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.3 or Section 1.13.

(g) Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the shareholder or Holder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by these Bylaws. Nothing in these Bylaws shall be deemed to constitute a procedure for the recognition of a beneficial owner as a shareholder of the Corporation within the meaning of Section 23B.07.230 of the Washington Business Corporation act.

1.14 Proxy Access for Director Nominations

(a) The Corporation shall include in its proxy statement and on its form of proxy for an annual meeting of shareholders the name of, and the Additional Information (as defined below) relating to, any nominee for election or reelection to the Board who satisfies the eligibility requirements in this Section 1.14 (a "Shareholder Nominee") and who is identified in a notice that complies with Section 1.13 and that in addition complies with Section 1.14(f) and that is timely delivered pursuant to Section 1.14(g) (the "Shareholder Notice") by a shareholder on behalf of one or more Holders, but in no case more than twenty Holders, who:

(i) elect at the time of delivering the Shareholder Notice to have such Shareholder Nominee included in the Corporation's proxy materials,

(ii) as of the date of the Shareholder Notice, own (as defined below in Section 1.14(c)) a number of shares that represents at least 3% of the outstanding shares of the Corporation entitled to vote in the election of directors (the "Required Shares") and has owned (as defined below in Section 1.14(c)) continuously the Required Shares (as adjusted for any stock splits, stock dividends, or similar events) for at least three years, and

(iii) satisfy the additional requirements in these Bylaws (such Holder or Holders collectively, an "Eligible Shareholder").

(b) For purposes of satisfying the ownership requirement under Section 1.14(a):

(i) the outstanding shares of the Corporation owned by one or more Holders may be aggregated, provided that the number of shareholders and other beneficial owners whose ownership of shares is aggregated for such purpose shall not exceed twenty, and

(ii) a group of funds under common management and investment control shall be treated as one Holder.

(c) For purposes of this Section 1.14, an Eligible Shareholder "owns" only those outstanding shares of the Corporation as to which the Holder possesses both;

(i) the full voting and investment rights pertaining to the shares and

(ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares:

(A) sold by such Holder or any control person in any transaction that has not been settled or closed,

(B) borrowed by such Holder or any control person for any purposes or purchased by such Holder or any control person pursuant to an agreement to resell, or

(C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Holder or any of its control persons, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of:

(1) reducing in any manner, to any extent or at any time in the future, such Holder's or any of its control persons' full right to vote or direct the voting of any such shares, and/or

(2) hedging, offsetting, or altering to any degree gain or loss arising from the full economic ownership of such shares by such Holder or control person.

A Holder "owns" shares held in the name of a nominee or other intermediary so long as the Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A Holder's ownership of shares shall be deemed to continue during any period in which the Holder has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the Holder. A Holder's ownership of shares shall be deemed to continue during any period in which the Holder has loaned such shares provided that the Holder has the power to recall such loaned shares on three business days' notice and has recalled such loaned shares as of the date of the Shareholder Notice and through the date of the annual meeting. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board.

(d) No Holder may be a member of more than one group of Holders constituting an Eligible Shareholder under this Section 1.14.

(e) For purposes of this Section 1.14, the "Required Information" that the Corporation will include in its proxy statement is:

(i) the information concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder; and

(ii) if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder, not to exceed 500 words, in support of its Shareholder Nominee, which must be provided at the same time as the Shareholder Notice for inclusion in the Corporation's proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Section 1.14, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes would violate any applicable law or regulation. Nothing in this Section 1.14 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Shareholder Nominee.

(f) The Shareholder Notice shall set forth the information required under Section 1.13(b)(i), (iii), and (v) of these Bylaws and in addition shall set forth:

(i) the written consent of each Shareholder Nominee to being named in the Corporation's proxy statement as a nominee;

(ii) a copy of the Schedule 14N that has been or concurrently is filed with the Securities and Exchange Commission under Exchange Act Rule 14a-18; and

(iii) the written agreement of the Eligible Shareholder (or in the case of a group, each Holder whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(A) setting forth and certifying to the number of shares of the Corporation it owns and has owned (as defined in Section 1.14(c)) continuously for at least three years as of the date of the Shareholder Notice and agreeing to continue to own such shares through the date of the annual meeting, which statement shall also be included in the written statements set forth in Item 4 of the Schedule 14N filed by the Eligible Shareholder with the Securities and Exchange Commission;

(B) the Eligible Shareholder's agreement to provide written statements from the record holder and intermediaries as required under Section 1.14(h) verifying the Eligible Shareholder's continuous ownership of the Required Shares through and as of the business day immediately preceding the date of the annual meeting;

(C) the Eligible Shareholder's representation and agreement that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under this Section 1.14);

(1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have such intent,

(2) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 1.14,

(3) has not engaged and will not engage in a, and has not been and will not be a "participant" in another person's, "solicitation" within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the Board, and

(4) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation; and

(D) the Eligible Shareholder's agreement to;

(1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation,

(2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 1.14,

(3) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting,

(4) file all materials described below in Section 1.14(h)(iii) with the Securities and Exchange Commission, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and

(5) provide to the Corporation prior to the annual meeting such additional information as necessary or reasonably requested by the Corporation; and

(iv) in the case of a nomination by a group of shareholders that together is an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination.

(g) To be timely under this Section 1.14, the Shareholder Notice must be received by the secretary of the Corporation not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date the definitive proxy statement was first released to shareholders in connection with the preceding year's annual meeting of shareholders; provided, however that in the event the date of the Current Year Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the Current Year Meeting or the 10th day following the day on which public announcement of the date of the Current Year Meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period for the giving of the Shareholder Notice as described above.

(h) An Eligible Shareholder (or in the case of a group, each Holder whose shares are aggregated for purposes of constituting an Eligible Shareholder) must:

(i) within five business days after the date of the Shareholder Notice, provide one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, verifying that the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares,

(ii) include in the written statements provided pursuant to Item 4 of Schedule 14N filed with the Securities and Exchange Commission a statement certifying that it owns and continuously has owned, as defined in Section 1.14(c), the Required Shares for at least three years,

(iii) file with the Securities and Exchange Commission any solicitation or other communication relating to the Current Year Meeting, one or more of the Corporation's directors or director nominees or any Shareholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

(iv) as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Shareholder, within five business days after the date of the Shareholder Notice, provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds are under common management and investment control.

(i) Within the time period specified in Section 1.14(g) for delivery of the Shareholder Notice, a Shareholder Nominee must deliver to the Secretary of the Corporation the questionnaire, representation and agreement set forth in Section 1.15 below. At the request of the Corporation, the Shareholder Nominee must promptly, but in any event within five business days of such request, submit any additional completed and signed questionnaires required of the Corporation's directors and provide to the Corporation such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board to determine if each Shareholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the shares of the Corporation are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors.

(j) Notwithstanding anything to the contrary contained in this Section 1.14, the Corporation may omit from its proxy statement any Shareholder Nominee, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(i) the Secretary of the Corporation receives notice that a shareholder intends to nominate a person for election to the Board which shareholder does not elect to have its nominee(s) included in the Corporation's proxy materials pursuant to this Section 1.14,

(ii) the Eligible Shareholder materially breaches any of its agreements, representations, or warranties set forth in the Shareholder Notice, or if any of the information in the Shareholder Notice was not, when provided, true and correct, or

(iii) the Shareholder Nominee (A) is not independent under the listing standards of the principal U.S. exchange upon which the shares of the Corporation are listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, (B) does not qualify as independent under the audit committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the Corporation are listed, as a "non-employee director" under Exchange Act Rule 16b-3, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (C) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, or (D) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past ten years.

(k) The number of Shareholder Nominees appearing in the Corporation's proxy materials with respect to an annual meeting of shareholders (including any Shareholder Nominee whose name was submitted for inclusion in the Corporation's proxy materials but who is nominated by the Board as a Board nominee), together with any nominees who were previously elected to the Board as Shareholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board and any Shareholder Nominee who was qualified for inclusion in the Corporation's proxy materials but whose nomination is subsequently withdrawn, shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Section 1.14 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number below 20%. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 1.14 exceeds this maximum number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the number (largest to smallest) of shares of the Corporation each Eligible Shareholder disclosed as owned in its respective Shareholder Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(l) Any Shareholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least 25% of the votes cast in favor of the Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 1.14 for the next two annual meetings.

1.15 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation by a Holder or Eligible Shareholder, a person must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.13 or 1.14, whichever is applicable) to the Secretary at the principal executive offices of the Corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire, representation, and agreement to be in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to:

(i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation, or

(ii) any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the Corporation, with the person's fiduciary duties under applicable law,

(b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein, and

(c) in the person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

1.16 Bylaw Amendments. The shareholders may amend or repeal these Bylaws, or adopt new bylaws, even though the Bylaws also may be amended or repealed, or new bylaws also may be adopted, by the Board, by action taken in the manner provided by the WBCA and the Articles of Incorporation.

ARTICLE II

Board of Directors

2.1 Number and Qualifications. The business affairs and property of the Corporation shall be managed by a Board of not less than five directors nor more than fourteen directors. The number of directors may be increased or decreased by resolution of the Board or by the shareholders at the annual meeting. Directors need not be shareholders of the Corporation or residents of the State of Washington.

2.2 Election – Term of Office. At each annual shareholders' meeting the shareholders shall elect the directors to hold office until the next annual meeting of the shareholders and until their respective successors are elected and qualified. If the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

Except as provided in Section 2.10 and in this paragraph, each director shall be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting for which a shareholder gives no authority or direction. In a contested election, the directors shall be elected by the vote of a plurality of the votes cast.

A contested election is one in which (a) on the last day for delivery of a notice under Section 1.13(a), a shareholder has complied with the requirements of Section 1.13 regarding one or more nominees, or on the last day for delivery of a notice under Section 1.14(g), an Eligible Shareholder has complied with the requirements of Section 1.14 regarding one or more nominees; and (b) prior to the date that notice of the meeting is given, the Board has not made a determination that none of the candidacies of the shareholder or Eligible Shareholder's nominees creates a bona fide election contest. For purposes of these Bylaws, it is assumed that on the last day for delivery of a notice under Section 1.13(a) or Section 1.14(g), there is a candidate nominated by the Board for each of the director positions to be voted on at the meeting. The following procedures apply in a non-contested election. A nominee who does not receive a majority vote shall not be elected. Except as otherwise provided in this paragraph, an incumbent director not elected because he or she does not receive a majority vote shall continue to serve as a holdover director until the earliest of (a) 90 days after the date on which an inspector determines the voting results as to that director pursuant to RCW 23B.07.290; (b) the date on which the Board appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board pursuant to Section 2.10; or (c) the date of the director's resignation. Any vacancy resulting from the non-election of a director under this Section 2.2 may be filled by the Board as provided in Section 2.10. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee failing to receive a majority vote and make a recommendation to the Board about filling the office. The Board will act on the Governance and Nominating Committee's recommendation and within ninety (90) days after the certification of the shareholder vote will disclose publicly its decision. Except as provided in the next sentence, no director who failed to receive a majority vote for election will participate in the Governance and Nominating Committee recommendation or Board decision about filling his or her office. If no director receives a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected.

2.3 Regular Meetings. Regular meetings of the Board shall be held at such places, and at such times as the Board may determine, and, if so determined, no notice need be given. A regular meeting of the Board may be held without notice immediately after the annual meeting of shareholders at the same place at which such meeting was held.

2.4 Special Meetings. Special meetings of the Board may be held at any time or place upon the call of a majority of directors, the Chief Executive Officer or the Chief Operating Officer.

2.5 Notice. No notice is required for regular meetings of the Board. Notice of special meetings of the Board, stating the date, time, and place, shall be given in a manner described in Section 3.3 at least two (2) days prior to the date of the meeting. The purpose of the meeting need not be given in the notice.

2.6 Waiver of Notice. A director may waive notice of a special meeting of the Board either before or after the meeting, and the waiver shall be deemed the equivalent of giving notice. The waiver must be given in accordance with the requirements for written or electronic notice in Section 3.3. Attendance or participation of a director at a meeting shall constitute waiver of notice of that meeting unless the director attends or participates for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

2.7 Quorum of Directors. A majority of the members of the Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. When a quorum is present at any meeting, a majority of the members present shall decide any question brought at such meeting, except as otherwise provided by the Articles of Incorporation or by these Bylaws.

2.8 Adjournment. A majority of the directors present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

2.9 Resignation. A director of the Corporation may resign at any time by giving written notice to the Board, the Chairman, the Chief Executive Officer, or the Secretary of the Corporation. Any director resignation is effective when the notice is delivered, unless the notice specifies a later effective date.

2.10 Vacancies. Unless otherwise provided by the WBCA, in case of any vacancy in the Board, including a vacancy resulting from an increase in the number of directors or non-election of a director under Section 2.2, the remaining directors, whether constituting a quorum or not, may fill the vacancy.

2.11 Compensation. The Board shall have the sole authority to fix the compensation of directors.

2.12 Committees. The Board, by resolution adopted by a majority of the Board, may designate from among its members one or more committees, each of which:

(a) Shall have two (2) or more members;

(b) Shall be governed by the same rules regarding meetings, action without meetings, notice, and waiver of notice, and quorum and voting requirements that apply to the Board; and

(c) To the extent provided in the resolution, shall have and may exercise all the authority of the Board, except no committee shall have the authority to:

(i) Authorize or approve a distribution except according to a general formula or method prescribed by the Board;

(ii) Approve or propose to shareholders action which the WBCA requires to be approved by shareholders;

(iii) Fill vacancies on the Board or on its committees;

(iv) Amend the Articles of Incorporation;

(v) Adopt, amend, or repeal these Bylaws;

(vi) Approve a plan of merger not requiring shareholder approval; or

(vii) Authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations on a class or series of shares, except that the Board may authorize a committee, or a senior executive officer of the Corporation, to do so within limits prescribed by the Board.

ARTICLE III

Special Measures Applying to Meetings of Shareholders, the Board of Directors and Committees of the Board

3.1 Action by Unanimous Consent. Any action required or permitted to be taken at a meeting of the Board or a committee of the Board may be accomplished without a meeting if the action is taken by all the members of the Board or all the members of the committee. The action must be evidenced by one or more consents describing the action to be taken, given by all directors or all members of the committee, as the case may be, to the Corporation for inclusion in the minutes in a manner equivalent to written or electronic notice under Section 3.3. Directors' consents may be given either before or after the action taken.

Action taken by unanimous consent is effective when the last director consents to the action, unless the consent specifies a later effective date.

3.2 Use of Communications Equipment. Meetings of the shareholders, the Board, and committees of the Board may be held using any means of communication by which all persons participating in the meeting can hear each other during the meeting. Participation by such means shall constitute presence in person at the meeting.

3.3 Oral, Written and Electronic Notice. Terms used in this Bylaw shall be as defined in the WBCA.

Oral notice may be communicated in person or by telephone, wire, or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.

Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage to the address as it appears on the current records of the Corporation; (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (a) when mailed, if mailed with first class postage prepaid; and (b) when dispatched, if prepaid, by air courier.

Notices to directors and shareholders from the Corporation and from directors and shareholders to the Corporation may be in an electronic transmission which contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the director, the shareholder, or by the shareholder's attorney-in-fact. Subject to contrary provisions in the WBCA, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of the WBCA and any applicable federal law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the Corporation in the form of a record. The consent of any shareholder or director is revoked if (a) the Corporation is unable to electronically transmit two consecutive notices given by the Corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the Corporation to treat this inability as a revocation does not invalidate any meeting or other action.

ARTICLE IV

Officers

4.1 Positions. The officers of the Corporation may comprise a Chairman, a Chief Executive Officer, one or more Presidents, one or more Vice Presidents (who may be designated as Corporate Vice Presidents, Senior Vice Presidents, Executive Vice Presidents or Group Vice Presidents), a Secretary, and a Treasurer as appointed by the Board or the Chief Executive Officer. The Corporation may have such additional or assistant officers (sometimes referred to as "**additional officers**") as the Board or Chief Executive Officer may deem necessary for its business and may appoint from time to time. The Board shall also have the authority, but shall not be required, to designate officers as the Chief Operating Officer, the Chief Financial Officer or similar such titles. Two or more offices may be held by the same person.

If a director/officer has not been designated as Chairman, or if the designated Chairman is not present at a meeting, the Board shall elect a Chairman from amongst its members to serve as Chairman of the Board for such meeting. The Chairman shall preside at all meetings of the Board, and shall have such other powers as the Board may determine.

4.2 Appointment and Term of Office. The Board shall appoint the officers of the Corporation annually at the first meeting of the Board held after each annual meeting of the shareholders. If officers are not appointed at such meeting, such appointment shall occur when possible thereafter, or may be left vacant. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

4.3 Authority and Duties of the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation, shall see that all orders, actions and resolutions of the Board are carried out, and shall have such other authority and shall perform such other duties as set forth in these Bylaws or, to the extent consistent with the Bylaws, such other authorities and duties as prescribed by the Board.

4.4 Authority and Duties of Other Officers. Each officer other than the Chief Executive Officer shall have the authority and shall perform the duties set forth in these Bylaws or, to the extent consistent with the Bylaws, the duties prescribed by the Board, by the Chief Executive Officer, or by an officer authorized by the Board to prescribe the duties of such officer. Any designation of duties by the Chief Executive Officer or other officer shall be subject to review by the Board but shall be in full force and effect in the absence of such review.

4.5 Compensation and Contract Rights. The Board shall have authority (a) to fix the compensation, whether in the form of salary, bonus, stock options or otherwise, of all officers and employees of the Corporation, either specifically or by formula applicable to particular classes of officers or employees, and (b) to authorize officers of the Corporation to fix the compensation of subordinate employees. The Board shall have authority to appoint a Compensation Committee and may delegate to that committee any or all of its authority relating to compensation. The appointment of an officer shall not of itself create contract rights.

4.6 Resignation or Removal. Any officer of the Corporation may resign at any time by giving notice to the Board or the Corporation. Any such resignation is effective when the notice is given, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of the officer.

The Board, by majority vote of the entire Board, may remove any officer or agent, with or without cause. An officer or assistant officer, if appointed by another officer, also may be removed by any officer authorized to appoint officers or assistant officers. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.7 Vacancies. If any office becomes vacant by any reason, the directors may (a) appoint a successor or successors who shall hold office for the unexpired term (b) or leave such office vacant.

ARTICLE V

Certificates of Shares and Their Transfer

5.1 Issuance; Certificates of Shares. No shares of the Corporation shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. Shares may but need not be represented by certificates. Certificates for shares of the Corporation shall be in a form consistent with the provisions of the WBCA or the law of a predecessor corporation and after the effective date of these Bylaws shall state:

(a) The name of the Corporation and that the Corporation is organized under the laws of the State of Washington;

(b) The name of the person to whom issued; and

(c) The number and class of shares and the designation of the series, if any, which such certificate represents.

The certificate shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto.

5.2 Rules and Regulations Concerning the Issue, Transfer and Registration of Shares. The Board shall have power and authority to make all such rules and regulations as the Board may deem proper or expedient concerning the issue, transfer and registration of shares of stock. In case of the loss, mutilation, or destruction of a certificate of stock, a duplicate certificate may be issued upon such terms as the Board shall authorize. The Board shall have power and authority to appoint from time to time one or more transfer agents and registrar of the shares of stock.

5.3 Shares without Certificates. The Board may authorize some or all of the shares without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder a record containing the information required on certificates by the WBCA.

ARTICLE VI

Books and Records

6.1 Books of Accounts, Minutes, and Share Register. Except as otherwise provided by law the Corporation:

(a) Shall keep as permanent records minutes of all meetings of its shareholders and Board, a record of all actions taken by the Board without a meeting, and a record of all actions taken by a committee of the Board exercising the authority of the Board for the Corporation;

(b) Shall maintain appropriate accounting records;

(c) Or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each; and

(d) Shall keep a copy of the following records at its principal office:

(i) The Articles or Restated Articles of Incorporation and all amendments to them in effect;

(ii) The Bylaws or Restated Bylaws and all amendments to them currently in effect;

(iii) The minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three (3) years;

(iv) Its financial statements for the past three (3) years, including balance sheets showing in reasonable detail the financial condition of the Corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;

(v) All communications to shareholders generally within the past three (3) years;

(vi) A list of the names and business addresses of its current directors and officers; and

(vii) Its most recent annual report delivered to the Secretary of State of Washington.

6.2 Copies of Resolutions. Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board or shareholders, when certified by the Secretary, an assistant secretary, or other officer authorized by the Board.